June 11, 2012

Barbara C. Jacobs

Assistant Director

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Professional Diversity Network, LLC

Registration Statement on Form S-1

Submitted April 16, 2012, Filed on May 23, 2012

CIK No. 0001546296

Dear Ms. Jacobs:

By letter dated May 14, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Confidential Draft Registration Statement on Form S-1 (the “Amendment”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

•	In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response

We have added the requested disclosure to the prospectus cover page as well as to pages 11, 26-27 and 39 of the amendment.

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2.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Response

We have updated our financial statements and related disclosures in the prospectus pursuant to Rule 8-08 of Regulation S-X.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response

We will provide the Staff with graphical materials or artwork once we have finalized the graphical materials we intend to use in the prospectus.

Prospectus Summary

4.	We note your inclusion of defined terms in the front of your prospectus, which is subject to the plain English principles of Rule 421(d) of Regulation C. Rule 421(d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read. See SEC Release No. 33-7497. The defined terms should be moved to a section of the prospectus that is not subject to Rule 421(d). To conform to the requirements of Rule 421(b), replace specialized definitions with short descriptive phrases that you use throughout the text.

Response

We have revised the front of the prospectus to remove the defined terms, and have where practicable, replaced defined terms with short descriptive phrases.

5.	It appears that you do not define your key metrics (i.e., unique visitors, number of visits, members) until the Business section of the prospectus, although these terms are used throughout the registration statement. Please include these definitions in the forepart of the prospectus.

Response

We have included the definitions of our key metrics in the forepart of the prospectus where the metrics are used and discussed. Please see page 6 of the revised prospectus.

6.	Please provide supplemental support for the following assertions regarding your market position.

•

You believe that “iHispano.com is the largest United States online professional network catering to Hispanic-American professionals based on the number of members, visits and unique visitors to the website.”

•	You believe that AMightyRiver.com “is a leading online professional network focused on African-Americans based on the number of visits and unique visitors to the website.”

•

You believe that “iHispano.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on Hispanic-Americans” and that you believe “AMightyRiver.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on African-Americans.”

June 11, 2012 Page 3

Response

The beliefs cited by the Staff are based upon our experience in the industry. In light of the Staff’s comment, we have removed the above statements from the prospectus.

7.	Please provide a balanced discussion of the reported number of members on your websites throughout the prospectus. We note your disclosure on page 24 that the reported number of members in your networks is higher than the number of actual individual members. This appears to be material information that should be presented in the prospectus summary and business section alongside your statistics regarding the number of members on each of your websites.

Response

We have presented the referenced disclosure in the prospectus summary business section alongside our statistics regarding the number of members on each of your websites. Please see pages 6 and 53 of the revised prospectus.

8.	Please consider highlighting your relationship with Apollo and Monster.com in the forepart of your prospectus summary as it appears to be a material source of your revenues.

Response

We have added a new section in our prospectus summary to highlight our relationship with Apollo Group and Monster Worldwide. Please see pages 2-3 of the revised prospectus.

9.	With respect to all third-party statements in your prospectus — such as market data by the U.S. Equal Employment Opportunity Commission, Bureau of Labor Statistics, the Kenan-Flagler Business School, Evercore Partners, and eMarketer, Inc., among others — please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. Also, ensure that the dates of the reports are disclosed in the prospectus.

Response

We are providing the Staff with copies of third party sources cited in our prospectus. The supplemental annexes being provided are highlighted to show the relevant portion we have cited and are cross-referenced to the page number(s) in the prospectus. None of the third party information we cited in the prospectus was prepared for us or in connection with the offering.

In addition, as requested by the Staff, we have disclosed the dates of the reports cited in the prospectus.

Risks Associated with Our Business

10.	Please provide quantitative information regarding your material risks in the prospectus summary to provide investors with additional context regarding the risk. For example, disclose the percentages of revenue that you have generated from your two customers. As a further example, disclose the amount and percentage of shares held by your directors, executive officers, and significant stockholders after the offering.

Response

We revised the prospectus to include quantitative information regarding our material risks in the prospectus summary to provide additional context regarding risk. Among other additional information, we have disclosed (i) the percentages of revenue that we have generated from our two major customers, (ii) that our management board and significant stockholder currently hold all of our outstanding equity interests, and (iii) added language

June 11, 2012 Page 4

that will provide for disclosure of the amount and percentage of shares held by our directors, executive officers and significant stockholders after the offering. Please see page 8 of the revised prospectus.

Company Information, page 11

11.	Please tell us in more detail the timing of your plans to restructure Professional Diversity Network, LLC into a Delaware corporation. Explain when you plan to convert the company into a Delaware corporation and when each holder of an outstanding membership interest will contribute to the company all of the right, title, and interest in and to the holder’s entire ownership interest in the company. With a view toward disclosure, please tell us the number of parties that hold membership interest in the company.

Response

As soon as practicable after our registration is effective and the underwriting agreement is signed, and prior to the closing of the offering, we will reorganize as a Delaware corporation. Specifically, the members of Professional Diversity Network, LLC (the “LLC”) who have made loans to the LLC will contribute their loans to capital and all of the members will contribute 100% of the membership interests of the LLC to the newly-formed corporation following which the LLC will merge into the corporation. At present, three persons, the Ladurini Trust, James Kirsch and Rudy Martinez, hold all of the membership interests in the LLC.

Risk Factors

12.	We note that some of your risk factors discuss several distinct risks to the company or an investment in the company’s securities under one heading. Consider revising the risk factors, particularly those listed in bullet point format on pages 21-22 and 28-29, to provide separately captioned paragraphs that address specifically how the conditions and uncertainties present material risks to potential investors.

Response

At the Staff’s request, we have revised our risk factor section, including revising the risk factors on prior pages 21-22 and 28-29, to provide separately captioned risk factors, remove duplicative risk factors, avoid generic disclosure and make other revisions to specify how conditions and uncertainties present material risks to potential investors.

Nasdaq may delist our common stock from quotation on its exchange..., page 34

13.	We note your disclosure that you will not offer your common stock unless you are approved for listing on a national securities exchange. Please tell us, with a view towards disclosure, the conditions under which you will not offer the securities.

Response

In the forepart of our prospectus, we have highlighted the condition that we will not offer our common stock unless we are approved for listing on a national securities exchange. Other than obtaining an acceptable price for the sale of our securities, we do not have any other conditions under which we will not offer the securities.

We are obligated to develop and maintain proper and effective internal controls over financial reporting..., page 36

14.	Please clarify your disclosure in this risk factor regarding Section 404 of the Sarbanes Oxley Act to indicate the circumstances under which you would be first required to provide the attestation report of an auditor with respect to management’s report on its internal control over financial reporting.

Response

We have revised the risk factor referenced by the Staff to indicate the circumstances under which we would be first required to provide the attestation report of an auditor with respect to management’s report on its internal control over financial reporting. Please see page 26 of the revised prospectus.

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15.	We note that you are in the process of evaluating and correcting a material weakness in your internal control over financial reporting related to the segregation of duties. While we note that you have not yet remediated this weakness, please describe the steps you are currently taking to correct this problem; disclose how long you estimate it will take to remediate this weakness and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur). To the extent that you have not made any efforts to correct this weakness and you do not intend to do so in the near future, please revise to indicate as such.

Response

We have revised the risk factor referenced by the Staff to disclosure the steps we have taken to address the material weakness, when we expect to remediate disclosed the material weakness and the costs associated with our remediation plan. Please see page 26 of the revised prospectus.

Special Note Regarding Forward-Looking Statements, page 37

16.	We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Response

We have revised the Special Note Regarding Forward-Looking Statements and removed language that can be interpreted as a disclaimer of information from industry publications and reporting generated by third parties.

Use of Proceeds, page 39

17.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to hire sales and marketing personnel and additional product development personnel. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 504 of Regulation S-K.

Response

We have revised the Use of Proceeds section to provide additional detail regarding the purposes for which the net proceeds of the offering are intended to be used. Please see pages 10 and 29 of the revised prospectus.

Capitalization, page 40

18.	At the top of page 40 you state the pro forma basis reflects the conversion of promissory notes into shares of common stock. Describe further the conversion terms for these notes and tell us how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X such that it should be included in your pro forma disclosures.

Response

The conversion terms of the promissory notes have not been determined or consummated at the time of this response as we did not contemplate their conversion upon their issuance in November, 2004. The promissory notes are currently not convertible. However in connection with the offering, we have an understanding with our noteholders that the outstanding notes will be exchanged into shares of our common stock at a price per share equal to the offering price. Prior to the effectiveness of the registration statement, we anticipate that we will enter into a debt conversion agreement with the holders of the promissory notes, which will be filed as an exhibit to the registration statement.

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19.	Revise the table on page 40 to include a pro forma column (between the actual and pro forma as adjusted columns) that reflects the completion of your corporate reorganization and the conversion of the promissory notes. Also, revise to include the notes payable in the table, as appropriate, and ensure that the information included in the “actual” column reflects the amount of convertible debt and members equity from the most recent balance sheet included in the filing.

Response

We have revised the capitalization table to include a “reorganization adjustments” column that reflects the completion of our corporate reorganization and the conversion of the promissory notes. We have also revised the Capitalization Table to include notes payable in the table and ensure that the information included in the “actual” column reflects the amount of convertible debt and members equity from the most recent balance sheet included in the amendment. Please see page 30 of the revised prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

20.	Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with your relationship and dependence with Monster and Apollo.

Response

We have revised our overview section to provide a balanced executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating our financial condition and operating results, including discussion of trends and uncertainties associated with our relationship with and dependence on Monster Worldwide and Apollo Group.

21.	We note your disclosure on page 17 regarding the limitations in generating recruitment revenue from other sources as you cannot compete directly or indirectly with Monster. Please incorporate those disclosures here and include a discussion regarding how you believe such provisions will impact your future operations. We refer you to Item 303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350.

Response

We have revised our MD&A to incorporate the disclosure referenced by the Staff and provided a discussion regarding how such non-compete provision in our agreement with Monster Worldwide impacts our future operations. See pages 34-35 of the revised prospectus.

22.	According to the terms of your agreement with Monster and Apollo it seems the majority of your revenue is earned based on a flat fee and unless the terms are modified, future revenue will not change with the exception of potential commissions to be earned under the Monster agreement if job posts exceed certain thresholds. Please clarify your disclosure to identify this as a known trend noting how this will impact future operations, or tell us why you do not believe such disclosure is necessary. We refer you to Item 303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350.

June 11, 2012 Page 7

Response

We have identified our flat fee arrangements with Monster Worldwide and Apollo Group as known trends, and have discussed how such arrangements will impact our future operations. See pages 34-35 of the revised prospectus.

Results of Operations, page 44

23.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose on page 46 that the increase in net revenue for your consumer advertising and consumer marketing solutions was due to revenues derived from the agreement with Apollo and to a lesser extent due to an overall increase in professional hiring demand and further markets penetration of your consumer advertising and consumer marketing solutions. Revise your disclosures to quantify the sources that contributed to a material change. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response

We have revised our disclosure in the Results of Operations section to disclose the sources of material changes where we identified that two or more sources contributed to such change.

24.	In your discussion of the changes in general and administrative expense you provide a cross reference to “Agreements with Directors and Executive Officers” for more information about guaranteed payments. However, the only reference that we noted was on page 77 where you refer to $57,600 in guaranteed payments to Mr. Kirsch as part of his compensation. It remains unclear how this disclosure supports the $234,000 decrease in guaranteed payments as discussed on page 46. Please explain. To the extent you are referring to the fees paid for Mr. Kirsch’s condominium, please revise your disclosures both here and in your “Agreements with Directors and Executive Officers” section to clarify the terms of this arrangement and its impact on your results of operations.

Response

We have revised the disclosures of the changes in general and administrative expense discussion and in our “Agreements with Directors and Executive Officers” section to explain the $234,000 decrease in guaranteed payments to Mr. Kirsch. See page 39 of the revised prospectus.

Liquidity and Capital Resources, page 50

25.	Please revise your disclosures to clearly state whether your available funds and cash flows from operations will satisfy your working capital requirements for the next twelve months. We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350.

Response

We have revised our disclosures to clearly state that our available funds and cash flow from operations will be sufficient to meet our working capital requirements for the next twelve months. See page 43 of the revised prospectus.

26.	Please tell us the typical payment terms for your arrangements and provide us with your days sales outstanding for each period presented.

Response

Our payment terms range from Cash On Delivery for job postings on partner websites to 45 days for Monster Worldwide and 60 days for Apollo Group and other consumer advertisers. Days Sales Outstanding for 2010 was 94 days and Days Sales Outstanding for 2011 105 days. Days Sales Outstanding for quarter ended March 31, 2012 was 92 days and 124 days for the quarter ended March 31, 2011.

June 11, 2012 Page 8

Business

Overview, page 54

27.	Please revise to include a materially complete description of your agreement with Apollo from who you derive the majority of your consumer advertising and consumer marketing solutions revenue. We note that you provide some of the details of the agreement in the notes to the financial statements on page F-18 and F-19 and on page 17, such as the term of the agreement, you should provide a materially complete description in the Business section. The discussion should include the financial terms of the agreement, any revenue sharing arrangements, the rights and obligations of each of the parties, and any other conditions such as to the “minimum monthly website visits” to which you reference on page F-18. Also explain here and on page F-19 what you mean by “99.9% site availability other than scheduled maintenance.”

Response

We have revised our business overview section to include a materially complete description of our agreement with Apollo Group and to add disclosure explaining what we mean by “99.9% site availability other than scheduled maintenance.” See page 48 of the revised prospectus.

28.	You disclose that you post job opportunities of employers through your relationship with Monster. Please expand your disclosures to further explain this process and at a minimum, describe who has the relationship with the employers, who sells the postings and how they are placed on your websites.

Response

We have revised our business overview section to include a materially complete description of our agreement with Monster Worldwide, including the expanded disclosures requested by the Staff. See pages 47-48 of the revised prospectus.

29.	Please tell us what consideration you have given to disclosing the quantitative targets in the agreement with Monster.com, such as (i) the minimum number of applicants to job postings you are required to meet before it triggers Monster’s right to enter into job referral arrangements with other professional diversity networks; and (ii) the thresholds for the ratio of job applicants to jobs posted that would result in an increase or decrease of the flat fee paid by Monster to the company.

Response

We have considered the importance of the stockholders’ to know the quantitative targets against the harm that would be caused to us if such targets were publicly disclosed. We believe that the actual number is not likely to be meaningful disclosure to our stockholders because our stockholders do not possess knowledge and experience in the online recruitment industry. Information that would be helpful to investors is the track record in meeting or exceeding such targets. We have stated in the prospectus that we have neither failed to meet or exceeded such targets since the start of our agreement with Monster Worldwide. Because of our consistent track record, we do not believe disclosure of quantitative targets would be material to investors.

On the other hand, if we were to publicly disclose such quantitative targets, our ability to negotiate terms with future partners would be irreparably harmed. Furthermore, our relationship with Monster Worldwide would be strained, as such information would hinder Monster Worldwide’s ability to negotiate terms with their other partners. Because we rely on Monster Worldwide for a substantial portion of our revenue, it is important that we maintain a good relationship with Monster Worldwide.

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30.	Please revise to include a description of the business development of the company, such as the year of organization and any material developments within the last three years. We note your disclosure on page F-6 that the company changed its name in 2012. With a view toward disclosure, please tell us whether you engaged in any mergers or transactions that involved a change in control. See Item 101(h) of Regulation S-K.

Response

We were formed on October 23, 2003 under the laws of the state of Illinois, as IH Acquisition LLC, for the purpose of acquiring the assets, consisting primarily of an online job board for Hispanic professionals. On February 4, 2004, we changed our name to iHispano.com LLC. In 2007, we changed our business platform and implemented technology to operate our business as communities of professional networking sites for diverse professionals, and we have continued with this business platform since such time. Beginning September 2008, we began to brand ourselves as Professional Diversity Network. On March 15, 2012, we changed our name from iHispano.com LLC to Professional Diversity Network, LLC. We did not conduct any mergers, acquisitions or reorganizations within the last three years. See page 47 of the revised prospectus.

Management

Executive Officers and Directors, page 69

31.	Please disclose the specific “experience, qualifications, attributes or skills” of each current director and prospective director that led the company to conclude that the individual should serve as a director. See Item 401(e) of Regulation S-K.

Response

We have disclosed the specific experience, qualifications, attributes or skills of each current director and prospective director that led the company to conclude that the individual should serve as a director. See pages 61-62 of the revised prospectus.

32.	It appears that two of your prospective directors, Stephen Pemberton and Barry Feierstein, are or were recently affiliated with two of your largest customers. Please tell us, with a view toward disclosure, whether you have an agreement, oral or written, to have representatives from these customers serve on the company’s board of directors.

Response

We do not have any oral or written agreement with any company, including Monster Worldwide and Apollo Group, for representatives from any company to serve on our board of directors.

33.	Please tell us why you have not provided disclosure regarding the current Board of Managers, including biographical and compensation information. Tell us, with a view toward disclosure, whether any of the managers, particularly those who will sign the registration statement, will continue to serve the company in official capacities. As part of your response, tell us what consideration you have given to identifying these persons as significant employees. See Item 401(c) of Regulation S-K.

Response

We have included biographies of the current members of our Management Board. We have disclosed in our prospectus that of our current members of our Management Board, only James Kirsch, who will be our Chairman of the Board and continue to serve as Chief Executive Officer, and Rudy Martinez, who will be Executive Vice President, will continue to be part of the company’s management. No other member of our Management Board will serve the company in any capacity. See page 62 of the revised prospectus.

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Executive Compensation

Overview, page 75

34.	We note that you have only disclosed the executive compensation of your Chief Executive Officer and your Executive Vice President and CEO of iHispano.com division. Please be advised that Item 402(m) of Regulation S-K requires the disclosure of the principal executive officer and company’s two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year. Please revise or advise us why you believe that additional disclosure is not required.

Response

We have only disclosed the executive compensation of our Chief Executive Officer and our Executive Vice President and CEO of iHispano.com division because they are the only two employees who were paid more than $100,000 for the fiscal year ending December 31, 2011. As per the instructions to Item 402(m) of Regulation S-K, executive compensation of employees whose total compensation is less than $100,000 are not required to be disclosed. See page 65 of the revised prospectus.

35.	Please revise to clarify the terms of the $57,600 in guaranteed payments to Mr. Kirsch in 2010 and 2011 that you disclose in footnote 3 of the summary compensation. Also clarify whether this amount represents an award for each year or the total amount awarded for both fiscal years.

Response

We have revised to clarify the terms of the $57,600 in guaranteed payments to Mr. Kirsch in 2010 and 2011 that we disclose in footnote 3 of the summary compensation table and clarified that the amount represented amounts paid for each of our fiscal year ended December 31, 2010 and 2011. See page 67 of the revised prospectus.

Certain Relationships and Related party Transactions, page 78

36.	Please disclose the names of the affiliates who hold the promissory notes in the aggregate principal amount of $1,520,819 and the amount of each note held by each affiliate, rather than aggregating this information.

Response

We have disclosed the names of the affiliates who hold the promissory notes in the aggregate principal amount of $1,520,819 and the amount of each note held by each affiliate, rather than aggregating this information. See page 68 of the revised prospectus.

Principal Stockholders, page 79

37.	Please disclose the individual or individuals who exercise the voting and dispositive powers over the shares held by the Ladurini Family Trust.

Response

Ferdinando Ladurini exercises voting and dispositive power over shares held by Ladurini Family Trust. See page 70 of the revised prospectus.

Statements of Income, page F-3

38.

Your disclosures on page 16 indicate there will be no other impact to the financial statements as a result of reorganizing from a limited liability company to a corporation because your historical financial statements have included a provision for income taxes and related deferred taxes. However,

June 11, 2012 Page 11

your disclosures on page F-9 state that you have elected to be taxed as a partnership and as such no provision for income taxes has been provided in the accompanying financial statements. Please explain these apparent inconsistencies. Also, as applicable, please revise the statements of income for all periods presented to disclose pro forma tax and earnings per share data assuming the company had operated as a C-corporation during each of these periods with appropriate disclosures in the notes to the financial statements describing the reorganization and when it will occur. We refer you to Article 11-01(a)(8) of Regulation S-X.

Response

We have revised our disclosure on page 13 to state that our historical financial statements have included a pro forma provision for income taxes and related deferred taxes. We have also revised the statements of income on page F-9 for all periods presented to disclose pro forma tax data. We have not included pro forma earnings per share at this time as we have not yet determined the number of shares which are required in order to do an earnings per share calculation.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

39.	You disclose that the company earns advertising revenue from providing media space on its website directly to advertisers and consumer marketers. Further you note advertising revenue is recognized based upon a fixed fee for revenue sharing agreements. Please explain to us the nature and significant terms of these revenue share agreements.

Response

We earn advertising revenue through the following:

1.	Consumer advertising clients (or their designated agents) contact us to purchase media (advertisements for their advertising campaign, goods or services) to be placed on one of our seven websites. We invoice the advertising client or their agent monthly for the media placed.

2.	Consumer advertising that we sell may be placed on one of our websites and on the website of professional organizations that we partner with. Advertisers pay us directly for the ads that we sell as we are the primary obligor in the transaction. Our partners invoice us monthly for their share of the revenue for the advertisements that run on our partner websites and we record these amounts as an expense.

3.	Consumer advertising may be sold by the professional organizations that we partner with, and placed on one of our websites. In this case, we would invoice such partner directly and on a case by case basis rather than a monthly basis.

Note 7. Notes Payable to Members

40.	You disclose three notes payable to members stating they each have identical terms, bearing interest at 6% with all unpaid interest and principal due November 1, 2014. You also disclose on pages 14 and 40 that immediately prior to the consummation of this offering, certain of your affiliates will convert promissory notes in the aggregate principal amount of $1,520,819. Please tell us if the notes disclosed on page F-16 are the same as the notes referred to on pages 14 and 40. If so, revise your disclosure to include the conversion terms of these notes and tell us how you accounted for the conversion feature, citing the applicable accounting guidance you considered. If they are not the same notes, please tell us which notes you are referring to on page 14 and 40 and revise your disclosures accordingly.

Response

We confirm that the promissory notes referenced by the Staff in comment number 40 are the same notes. At the time of the issuance, the notes were not convertible. However, in connection with our offering, we have an

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understanding with our noteholders that the promissory notes will be exchanged into shares of our common stock at a price equal to the public offering price without payment of any additional consideration. At such time as the public offering price is determined, we will apply the applicable accounting at such time in accordance with the appropriate accounting pronouncement(s).

Note 8. Commitments and Contingencies, page F-16

41.	Please disclose the nature of the $26,900 in deferred initial public offering expenses that you recorded for the year ended December 31, 2011 and the $157,156 that you incurred through March 15, 2012. We refer you to SAB Topic 5.A.

Response

We have revised footnote 8 of our audited financial statements to disclose the nature of the $26,900 in deferred initial public offering expenses that we recorded for the year ended December 31, 2011 and the $157,156 that we incurred through March 15, 2012. See page F-14 of the revised prospectus.

Information Not Required In Prospectus

Signatures, page 5

42.	The signature page does not indicate the officer who is signing as the company’s controller or principal accounting officer. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-1.

Response

We have revised the signature page accordingly.

Exhibits

43.	Please confirm that you will file the consents for each of your prospective directors who will serve as a member of your board of directors upon consummation of the offering. See Rule 438 under the Securities Act.

Response

We have included the consents of director nominees in our filing dated May 22, 2012.

If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached (212) 768-6926 and Mr. Froy at (312) 876-8222.

Very truly yours,

/s/ James Kirsch

James Kirsch